

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-32971

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fox Chase Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, PA 19040

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Fox Chase Bank 401(k) Retirement Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the Plan's most recent financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

APPENDIX I

FINANCIAL STATEMENTS

Fox Chase Bank 401(k) Retirement Plan Financial Statements



Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Fox Chase Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fox Chase Bank 401(k) Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 23, 2009

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value:		
Cash and money market funds	$ 26,261	$ 5
Mutual funds	1,031,423	1,069,049
Common collective trust funds	608,967	650,776
Common stocks	602,900	495,890
Participant loans	15,274	1,661
	2,284,825	2,217,381
Receivables:		
Accrued interest and dividends	-	13
Total Assets	2,284,825	2,217,394
Liabilities		
Excess contributions	-	(220)
Total Liabilities	-	(220)
Net Assets Available for Benefits at Fair Value	2,284,825	2,217,174
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	17,233	934
Net Assets Available for Benefits	$2,302,058	$2,218,108

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

	2008
Investment Loss	
Net depreciation in fair value of investments	$(625,699)
Interest and dividends	39,125
	(586,574)
Contributions	
Participants	531,740
Employer	97,905
Rollovers	223,914
	853,559
Benefits Paid to Participants	(172,119)
Administrative Expenses	(10,916)
Net Increase	83,950
Net Assets Available for Benefits - Beginning of Year	2,218,108
Net Assets Available for Benefits - End of Year	$2,302,058

See notes to financial statements.

Note 1 - Description of Plan

The following brief description of the Fox Chase Bank 401(k) Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established as of January 1, 1995, and amended, thereafter, several times with the last amendment as of July 1, 2006. The Plan is a contributory defined contribution plan covering substantially all full-time employees of Fox Chase Bank (Company) who have completed one month of service and are not otherwise excluded. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee is eligible to become a participant in the Plan on the first day of the month following the date eligibility requirements are met, which is generally after one month of service.

Contributions

There are four types of contributions that can be added to a participant's account: an employee salary deferral contribution, a catch up contribution, an employer matching contribution and amounts representing distributions from other qualified defined benefit or contribution plans (a rollover contribution).

Participants may contribute up to 25% of their annual pre-tax compensation by way of a salary deferral contribution. The Company contributes an amount equal to 33-1/3% of the participant's salary deferral contributions of the first 6% of the contribution, up to a maximum of 2% of the participant's salary.

The participants may direct their accounts into various investment options. Employees must meet certain requirements to receive an allocation of the employer matching contribution. Contributions are subject to certain limitations.

Participants' Accounts

Each participant's account will reflect the investment performance of the investment fund or funds in which the participant is invested. Dividends and interest earned within each investment fund are reinvested in that fund. The expense of managing each investment fund, including management fees and other transaction costs, are charged against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Requirements for Vesting

Prior to January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service. On and after January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 365 days of employment measured from the date of hire.

Note 1 - Description of Plan (Continued)

Vesting

A participant is 100% vested at all times in the participant's salary deferral account, catch up contribution account (if any), rollover contribution account (if any) and any investment income they may have earned on such accounts regardless of the number of years of service. If participants cease to be employed by the Company, other than by retirement, disability, or death, the vested interest in the remainder of their accounts, including earnings on employer matching contributions, is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years or more	100

Payment of Benefits

Upon retirement, disability, death or other termination of service, distributions will be paid as soon as administratively possible as follows:

(1) if the value of the participant account is $1,000 or less, the benefits will automatically be paid in the form of a single cash payment;
(2) if the value of the participant account exceeds $1,000 and is less than or equal to $5,000, the Plan Administrator will transfer the value of the participant accounts to a rollover Individual Retirement Account (IRA) established on the participant's behalf by the Plan Administrator;
(3) if the value of the participant account exceeds $5,000, the benefits will automatically be paid at the normal retirement date in the form of a single cash payment;

In lieu of the above, retired or disabled participants have the right to receive benefits in a (a) single cash payment, (b) deferred payment or (c) rollover.

Upon the death of a participant, the full value of the vested plan accounts will be paid to the participant's spouse or designated beneficiary of record.

Upon termination of service other than by retirement, disability, or death, the participants have the right to receive vested benefits in a (a) single cash payment or (b) rollover.

There were distributions due participants in the amount of $3,370 and $0 as of December 31, 2008 and 2007, respectively.

Note 1 - Description of Plan (Continued)

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan Administrator. Loans may not exceed the greater of $50,000 or one-half of a participant's nonforfeitable account balance. Participants may not have more than one (1) outstanding loan at any time. Loans bear interest on the unpaid principal, and must be repaid in a term of no less than one year or no greater than five years unless the loan is used to acquire a principal residence, which term may not exceed fifteen years. Interest is payable at the "prime rate" of interest as published in the Wall Street Journal on the first day of the month in which the loan was made, rounded up to the nearest quarter percent (1/4%), plus one percent (1%). The minimum loan amount is $1,000.

Administrative Costs

The Company absorbs ordinary administrative costs of the Plan such as fees for legal, accounting, consulting and trust services. The expenses of managing each investment fund, including investment management fees and other transaction costs, are charges against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Forfeited Accounts

As of December 31, 2008, forfeited employer matching non-vested accounts amounted to $0. Forfeitures of employer matching non-vested accounts are used to offset part of the Employer's future matching contributions. During the year ended December 31, 2008, forfeitures applied against employer contributions amounted to $26,311.

Hardship Withdrawal

A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper approval from the Plan Trustee. Amounts withdrawn for hardships may not be redeposited to this or any other Plan maintained by the Company, and they may not be rolled over to either an IRA or another qualified retirement plan. There were mo hardship withdrawals taken during the year ended December 31, 2008.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP) required adoption at December 31, 2006 for investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the determination of the fair value of the Plan assets. Accordingly, actual results may differ from those estimates.

Income Taxes

The plan is exempt from federal income taxes under the Internal Revenue Code.

Note 3 - Fair Value Measurements

The Plan adopted FASB Statement No. 157, *Fair Value Measurements* (SFAS No. 157), as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the year ended December 31, 2008.

Level 1 Fair Value Measurements

Investments in interest-bearing cash are stated at cost, which approximates fair value. The fair values of money market and mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

Level 2 Fair Value Measurements

Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year-end. Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements.

Level 3 Fair Value Measurements

The participant loans are not actively traded and significant other observable inputs are not available. Participant loans are valued at their outstanding balances, which approximate fair value.

Note 3 - Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2008			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and money market funds	$ 26,261	$ 26,261	$ -	$ -
Common/collective trust funds	608,967	303,845	305,122*	-
Mutual funds	1,031,423	1,031,423	-	-
Common stocks	602,900	602,900	-	-
Participant loans	15,274	-	-	15,274
	$2,284,825	$1,964,429	$305,122	$15,274

* Amount represents the fair value. As of December 31, 2008, the contract value amounted to $322,355.

Note 3 - Fair Value Measurements (Continued)

The following table sets forth a summary of the changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2008:

	Participant Loans
Balance - January 1, 2008	$ 1,661
Issuances and repayments, net	13,613
Balance - December 31, 2008	$15,274

Note 4 - Investments

The following table presents the fair value of investments as of December 31:

Investments	2008	2007
At Fair Value:		
Cash and money market funds	$ 26,261	$ 5
Mutual funds:		
American Advantage Large Cap Value Instl Fund	129,519*	154,901*
American Funds Euro Pacific Growth Fund R5	127,994*	140,871*
American Funds Growth Fund of America	151,428*	177,097*
Fidelity Spartan 500 Index Fund Investor Class	163,365*	188,321*
Royce Pennsylvania Mutual Fund Investment Class C Fund	120,063*	132,167*
Vanguard Mid Cap Index Fund	166,091*	171,810*
Harbor Bond Institutional Class Fund	172,963*	103,882
	1,031,423	1,069,049
Equities:		
Fox Chase Bancorp, Inc. Common Stock	602,900*	495,890*
At estimated fair value:		
Common collective trust funds:		
Galliard/Wells Fargo Stable Fund C	305,122*,**	293,975*,**
Other common collective trust funds	303,845	356,801
	608,967	650,776
Loans to participants	15,274	1,661
Total Investments	$2,284,825	$2,217,381

* Investments represent 5% or more of the Plan's net assets available for benefits in the respective year.
** Contract value of $322,355 and $294,909 as of December 31, 2008 and 2007, respectively.

Note 4 – Investments (Continued)

The following presents the details of the net depreciation in fair value of investments for the year ended December 31, 2008. Amounts include realized gains and losses and appreciation or depreciation in the fair value of the Plan's investments as of December 31 2008. Any interest and dividend income from the underlying assets of the common collective trust funds are included in the net appreciation (depreciation) for those funds.

Investments	2008
Investments whose Fair Values Have Been Measured by the Quoted Prices in an Active Market:	
Mutual funds	$ (519,091)
Fox Chase Bancorp, Inc. common stock	(26,852)
Investments whose Fair Values Have Been Otherwise Determined:	
Common collective trust funds	(79,756)
	$ (625,699)

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6 - Income Tax Status

Fox Chase Bank maintains the Fox Chase Bank 401(k) Retirement Plan, As Amended and Restated Effective July 1, 2006 ("Plan"). The Plan is patterned on the Retirement System Group Inc. Volume Submitter Profit Sharing Plan, which received an approval letter dated March 31, 2008, Letter Serial No. M579919a. In accordance with the approval letter, Fox Chase Bank may rely on the approval letter with respect to the qualification of the Plan under Internal Revenue Code ("Code") Section 401(a), as provided for in Rev Proc 2005-16. Fox Chase Bank intends to file for a favorable determination letter under Code section 401(a) within the time period as set forth in Rev Proc 2007-44.

Note 7 - Related Party and Party-in-Interest Transactions

Certain investments of the Plan are managed or sponsored by Pentegra Retirement Services, Inc. Pentegra Retirement Services, Inc. (formerly Retirement System Group, Inc.) is the recordkeeper, Pentegra Trust Company (formerly RS Group Trust Company) is the trustee and TD Ameritrade Trust Company is the custodian as defined by the Plan. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest. The Plan also owns shares of the stock of Fox Chase Bancorp, Inc. (the "Holding Company"). Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. The Company pays for fees for accounting and other administrative services.

Note 7 - Related Party and Party-in-Interest Transactions (Continued)

Participants may elect to invest in common stock of the Holding Company (the "stock"). These transactions qualify as related party and party-in-interest transactions. Total purchases related to the stock at market value for 2008 and 2007 were approximately $143,000 and $86,000, respectively. Total sales related to the stock at market value for 2008 and 2007 were $8,000 and $0, respectively.

Note 8 – Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the years ended December 31, 2008 and 2007, the Plan reimbursed excess contributions to its participants during 2009 and 2008 in the amount of $0 and $220, respectively. The excess contributions are recorded as a liability as of December 31, 2008 and 2007 and as a reduction of participant's contributions for the years ended December 31, 2008 and 2007.

Note 9 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to Form 5500 consists of the following as of December 31:

	2008	2007
Net assets available for benefits per the financial statements	$2,302,058	$2,218,108
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,233)	(934)
Amounts reimbursed to participants as excess contributions	-	220
Amounts allocated to withdrawing participants	(3,370)	-
Net assets available for benefits per the Form 5500	$2,281,455	$2,217,394

A reconciliation of investment loss according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2008
Investment loss per the financial statements	$ (586,574)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	(17,233)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	934
Investment loss per the Form 5500	$ (602,873)

Note 9 – Reconciliation of Financial Statements to Form 5500 (Continued)

A reconciliation of benefits paid to participants according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2008
Benefits paid to participants per the financial statements	$ 172,119
Amounts allocated to withdrawing participants – current year	3,370
Benefits paid to participants per the Form 5500	$ 175,489

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

A reconciliation of net increase in assets available for benefits according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2008
Net increase in assets available for benefits per the financial statements	$ 83,950
Net corrective distributions refunded per the Form 5500	(220)
Adjustment from fair value to contract value for investment contracts - current year	(17,233)
Adjustment from fair value to contract value for investment contracts - prior year	934
Amounts allocated to withdrawing participants – current year	(3,370)
Net income per the Form 5500	$ 64,061

Note 10 – Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Schedule of Assets (Held at End of Year)
Form 5500 Schedule H – Line 4i
Employer Identification Number: 23-0593755
PN: 002
December 31, 2008

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(d) *** Cost	(e) Current Value	
	American Funds	America Beacon Large Cap Value Instl Fund (I)	N/A	$ 129,519	
	American Funds	EuroPacific Growth Fund (R5)	N/A	127,994	
	American Funds	Growth Fund of America (R5)	N/A	151,428	
	Fidelity	Fidelity Spartan 500 Index Fund (I)	N/A	163,365	
*	Fox Chase Bancorp, Inc.	Common Stock	N/A	602,900	
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund (C)	N/A	322,355	**
	Harbor Funds	Harbor Bond (I)	N/A	172,963	
	Royce Funds	Pennsylvania Mutual Fund (Inv)	N/A	120,063	
*	TD Ameritrade Trust Co.	Money Market Account	N/A	26,261	
*	TD Ameritrade Trust Co.	Sunrise Retirement Balanced Equity	N/A	79,274	
*	TD Ameritrade Trust Co.	Sunrise Retirement Balanced	N/A	74,815	
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Equity & Income	N/A	36,688	
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Equity	N/A	15,947	
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Income	N/A	97,121	
	Vanguard	Vanguard Mid Cap Index Fund (Inv)	N/A	166,091	
*	Participant Loans	Interest Rates ranging from 5.00% to 9.25%	N/A	15,274	
		Total Investments:		$ 2,302,058	

* Party in interest
** Stable Return Fund fair value is $305,122
*** Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2009

Fox Chase Bank 401(k) Retirement Plan

By: 

Mary Regnery
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-138175) of Fox Chase Bancorp, Inc. of our report dated June 23, 2009 relating to the financial statements and schedule of the Fox Chase Bank 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 23, 2009